Advanced Series Trust

Gateway Center Three, 4th Floor

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 25, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:               Form N-14/Reg. No. 333-160793 To the Securities and Exchange Commission:

          On July 24, 2009, we filed with the Securities and Exchange Commission (the “Commission”) through EDGAR on behalf of Advanced Series Trust (“Registrant”) a registration and proxy statement on Form N-14 (the “Registration Statement”). Shares of Registrant are offered only to separate accounts of insurance companies that have entered into a participation agreement with Registrant (“Participating Insurance Companies”). Thereafter, on Friday, August 21, 2009, Registrant submitted Pre-Effective Amendment No. 1 to the Registration Statement with a request for acceleration of effectiveness of the Registration Statement to August 24, 2009 under Rule 461 of the Securities Act of 1933. The Registration Statement was subsequently declared effective by the Commission as of August 24, 2009.

          The purpose of this letter is to submit certain non-material revisions to the Registration Statement under Rule 497. Additionally, as set forth below, this letter responds to telephone comments provided by Ms. Sally Samuels of the Commission’s staff to Katherine P. Feld on August 12, 2009 with respect to a related registration statement on Form N-14 filed by the Registrant, and clarifying comments provided by Ms. Samuels thereafter to John P. Schwartz. To the extent that the comments provided by Ms. Samuels to Ms. Feld and Mr. Schwartz are applicable to the Registration Statement, responses are set out below:

1.	Comment
Under “The Proposed Reorganization—Principal Risks” include the explanation / discussion of each such risk immediately adjacent to the identified principal risk.
Response
Requested revisions were made in Pre-Effective Amendment No. 1 to the Registration Statement.
2.	Comment

Under “Voting,” which appears in several sections of the proxy statement, there is currently disclosure that each Participating Insurance Company will vote all shares of the Portfolio for which it does not receive voting instructions from Contract Owners, and will vote such shares in the same proportion as the votes cast by Contract Owners. Clarify that each Participating Insurance Company will also vote shares held in its general account or otherwise for which it does not receive voting instructions in the same proportion as the votes actually cast by contract owners.

Response
Requested revisions were made in Pre-Effective Amendment No. 1 to the Registration Statement.
3.	Comment
Under “Annual Portfolio Operating Expenses,” revise footnote (1) to state that the contractual expense cap will terminate on August 31, 2010.
Response Requested revisions were made in Pre-Effective Amendment No. 1 to the Registration Statement.
4.	Comment
Under “Information about the Transaction,” state that the Board “considered the following factors.”
Response
Requested revisions were made in Pre-Effective Amendment No. 1 to the Registration Statement.
5.	Comment

In describing the factors considered by the Board, the statement is made for each Reorganization that, “Assuming that the Contracts qualify for the federal tax-deferred treatment applicable to certain variable life insurance products, the exchange of shares pursuant to the Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for contract owners that beneficially own shares of either portfolio.”

The staff commented that it is unclear whether the contracts currently qualify for federal tax-deferred treatment.
Response

The disclosure has been revised to state that, “because of the federal tax-deferred treatment applicable to certain variable insurance products, the exchange of shares pursuant to the Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for Contract owners that beneficially own shares of the Focus Four Plus Portfolio.”

6.	Comment

Capitalization Table. In the capitalization table, correct the adjustment for shares outstanding to reflect the change in shares of the target portfolio upon conversion into the acquiring portfolio, rather than being the number of shares issued upon conversion of the target portfolio into the acquiring. Make corresponding revisions to the footnote to the table.

Response
Requested revisions were made in Pre-Effective Amendment No. 1 to the Registration Statement.
7.	Comment
Include in a pre-effective amendment each of the following: a) signed agreement and plan of reorganization; b) signed legal opinion of counsel to the Registrant; and c) form of opinion of tax counsel.
Response
Pre-Effective Amendment No.1 to the Registration Statement included as exhibits each of the referenced documents.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Jonathan Shain at 973-802-6469 with any questions.

Sincerely yours,

                                                                                                /s/ Jonathan D. Shain

Jonathan D. Shain